EXTRA VIRGIN LLC_Profit and Loss-5

Profit and Loss	
EXTRA VIRGIN LLC	
January-December, 2024	
Distribution account	Total
Income	
4010 Sales	
4020 Wholesale Sales	49,011.71
4080 Sales Discounts	
Total for 4020 Wholesale Sales	$49,011.71
4030 Retail Sales	1,944,292.49
4040 Rental Income	5,065.76
4070 Sales of Product Income	-122.64
5002 Unapplied Cash Payment Income	-2,018.60
5004 Uncategorized Income	
Discounts/Refunds Given	
Total for Income	$1,996,228.72
Cost of Goods Sold	
1 - Portland SuppliesMaterialsCogs	-15,168.89
Cost of Goods Sold	78,540.52
5010 Food	754,390.48
5015 Beverage N/A	71,649.28
5020 Oil	33,204.21
5030 Labels, Packaging, Printing	15,603.46
5035 Small Wares - COGS	49,794.88
5040 Alcohol	220,743.19
5050 Packaging	922.58
5090 Merchant Account Fees	79.96
5120 Fulamingo COGS	121,352.15
5130 5130 Event COGS	5,326.26

5140 Supplies & Materials - COGS	22,272.45
Total for Cost of Goods Sold	$1,373,879.42
Events SuppliesMaterialsCogs	-240
Total for Cost of Goods Sold	$1,358,470.53
Gross Profit	$637,758.19
Expenses	
6010 Advertising & Promotion	3,449.10
6030 Bank & Merchant Fees	27,297.66
Late Fee	200
Total for 6030 Bank & Merchant Fees	$27,497.66
6040 Business Licenses and Permits	4,312.10
6060 Computer and Internet Expenses	8,900.85
6070 Contract Labor	324.4
6075 Dues & Subscriptions	5,195.96
6080 Equipment Rental	986.56
6090 Insurance Expense	2,651.41
6100 Meals and Entertainment	2,465.59
6120 Office Supplies	5,450.23
6130 Freight Expense	26,935.47
6150 Professional Fees	26,164.55
6160 Rent Expense	61,420.33
6170 Repairs and Maintenance	1,834.96
6175 Supplies & Materials	3,828.38
6190 Travel Expense	25.46
6020 Automobile Expense	396.47
6022 Fuel	3,542.00
6024 Parking	86.5
Total for 6020 Automobile Expense	$4,024.97
Total for 6190 Travel Expense	$4,050.43
6200 Utilities	16,542.03
6180 Telephone Expense	1,815.67
Total for 6200 Utilities	$18,357.70

6210 Payroll Expenses	0
6212 Gusto Fee	4,007.45
6214 Payroll Taxes	55,774.88
6216 Salary & Wages	535,515.94
6218 Worker's Compensation	6,281.31
Total for 6210 Payroll Expenses	$601,579.58
6990 Unapplied Cash Bill Payment Expense	
Furniture/Equipment under $2500	757.57
Guaranteed Payments	47,275.00
Taxes Paid	900.04
Total for Expenses	$854,337.87
Net Operating Income	($216,579.68)
Other Income	
8010 Interest Income	0.31
8020 Dividend	1.32
Cash Rewards	951.56
Total for Other Income	$953.19
Other Expenses	
7020 Interest Expense	88,366.45
7020 Interest Expense - EIDL Loan	3,772.50
Total for 7020 Interest Expense	$92,138.95
7030 Bad Debts	
Fraud	
Penalties and Fees	2,222.08
Total for Other Expenses	$94,361.03
Net Other Income	($93,407.84)
Net Income	($309,987.52)
Cash Basis Thursday, June 26, 2025 09:47 PM GMTZ	

EXTRA VIRGIN LLC_Balance Sheet-2

Balance Sheet	
EXTRA VIRGIN LLC	
As of December 31, 2024	
Distribution account	Total
Assets	
Current Assets	
Bank Accounts	
1010 Cash	
1020 On Point Checking old account	
Invoice Payments made Personally	
On Point Business Savings 7584	20,005.06
On Point Division Checking 7899	-1,369.99
On Point Savings 7949	
Paypal	
Petty Cash - McMinnville	200
US Bank Checking 7544	5.15
Total for Bank Accounts	$18,840.22
Accounts Receivable	
1200 Accounts Receivable	1,000.80
Total for Accounts Receivable	$1,000.80
Other Current Assets	
1250 Employee Advance	
1499 Undeposited Funds	
1530 Inventory-Retail	151,515.16
1520 Inventory-Packing and Shipping	
1531 Smallwares	
1532 Intercompany Transfers	
Total for 1530 Inventory-Retail	$151,515.16
1540 Inventory-Wholesale	0

1510 Inventory Asset	
Total for 1540 Inventory-Wholesale	0
1550 Inventory - Warehouse	84,121.46
1590 Contra Inventory Account	
1900 Uncategorized Asset	
Subscriptions Receivable	
Subscriptions Receivable-1	
Total for Other Current Assets	$235,636.62
Total for Current Assets	$255,477.64
Fixed Assets	
1690 Accumulated Depreciation	-60,815.39
1691 Accumulated Amortization	-24,500.00
Fixed Asset - Couch Store	0
1610 Furniture and Equipment	
Fixed Asset Other Tools Equipment	
Total for Fixed Asset - Couch Store	0
Fixed Asset - Division	43,837.07
Division Leasehold Improvements	46,705.11
Total for Fixed Asset - Division	$90,542.18
Fixed Asset - Events	8,424.00
Fixed Asset - McMinnville Store	24,000.00
Fixed Asset - Warehouse	10,000.00
Fixed Asset - Website	56,000.00
Total for Fixed Assets	$103,650.79
Other Assets	
Total for Assets	$359,128.43
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	
Total for Accounts Payable	0

Credit Cards	
2110 American Express Blue	26,761.89
2120-1 AMEX LOC- 51007	
2130 Amex Platinum 82003	44,724.95
2140 Amex Plum 32009	7,253.84
2150 QB Line of Credit	27,927.80
2180 Shopify Credit -50803	87,735.92
2230 Onpoint Line of Credit 0121	
9705 Central Bill Account US Bank	618.95
9721 US Bank CC	15,028.56
Total for 9705 Central Bill Account US	$15,647.51
Chase- Jim Dixon	28,922.57
Onpoint LOC (deleted)	27,865.14
Total for Credit Cards	$266,839.62
Other Current Liabilities	
2200 Payroll Liabilities	1,573.48
Oregon Saves Retirement Fund	
Total for 2200 Payroll Liabilities	$1,573.48
2250 Square Gift Card	
2300 Sales Tax Agency Payable	
2470 Shopify Loan	0
Shopify Loan 12/12/24	76,790.00
Shopify Loan 5/21/24	63,367.37
Total for 2470 Shopify Loan	$140,157.37
2480 QuickBooks Loan	
Barb Fisher	
Jim Dixon CC Loans	0
Jim Dixon CC Loans - B of A	11,396.00
Jim Dixon CC Loans - Capital One 246	20,307.08
Jim Dixon CC Loans - Citi	1,939.13
Jim Dixon CC Loans - Discover	9,218.83
Total for Jim Dixon CC Loans	$42,861.04

Noah Cable Personal CC Loans	0
Noah Cable Personal - Amex LOC	5,188.38
Noah Cable Personal CC Loan - Citi LC	17,961.20
Noah Cable Personal CC Loans - Ame	14,247.76
Noah Cable Personal CC Loans - Chase CC 1 (1051)	
Noah Cable Personal CC Loans - Citi A	19,462.75
Noah Cable Personal CC Loans- Citi D	7,517.89
Noah Cable Personal CC Loans - OOO US Bank CC	
Noah Cable Personal CC Loans - US B	6,059.00
Noah Personal Personal CC Loan - Ch	3,734.53
Total for Noah Cable Personal CC Loa	$74,171.51
SBA Loan	
Square Loan	76,585.98
Square Tips	
Total for Other Current Liabilities	$335,349.38
Total for Current Liabilities	$602,189.00
Long-term Liabilities	
2430 EIDL Loan	66,900.00
2440 JIM & JUDITH-Loan	42,283.87
2450 Rob Millis-Convertible	21,721.89
2460 Lauretta Jean's Loan	129,415.35
2500 Cafeteria Group LLC	20,332.77
2510 Dennis Wald	19,691.20
2520 Noah Cable Loans (Main)	80,339.31
Noah Cable Loan to USB	
Noah Cable OOO loans	61,000.00
Noah Cable Prom Note	
Total for 2520 Noah Cable Loans (Main	$141,339.31
2530 John Cable Loan	45,988.70
Notes Payable - Robin Willis	
Total for Long-term Liabilities	$487,673.09
Total for Liabilities	$1,089,862.0

Equity	
3010 Owners Equity	-602,396.92
Net Income	-309,987.52
3000 Partner Contributions	225,000.00
3020 CY Owners Draw	-22,741.33
3090 Opening Balance Equity	15,787.17
Prior Year Adjustments	-36,395.06
Total for Equity	($730,733.66)
Total for Liabilities and Equity	$359,128.43
Cash Basis Thursday, June 26, 2025 09:47 PM GMTZ	

EXTRA VIRGIN LLC_Statement of Cash Flows-2

Statement of Cash Flows	
EXTRA VIRGIN LLC	
January-December, 2024	
Full name	Total
OPERATING ACTIVITIES	
Net Income	-388,774.28
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	
1510 Inventory-Wholesale:Inventory Asset	16,746.00
1530 Inventory-Retail	-12,329.54
1532 Inventory-Retail:Intercompany Transfers	12,357.04
1540 Inventory-Wholesale	201,600.61
1550 Inventory - Warehouse	-84,121.46
1 - Portland Inventory	-28,711.56
2000 Accounts Payable	-1,734.79
2110 American Express Blue	-4,556.89
2130 Amex Platinum 82003	7,600.09
2140 Amex Plum 32009	-34,096.94
2150 QB Line of Credit	27,927.80
2180 Shopify Credit -50803	78,710.39
2200 Payroll Liabilities	-2,330.66
2230 Onpoint Line of Credit 0121	-22,271.04
2250 Square Gift Card	-1,549.50
2300 Sales Tax Agency Payable	
2470 Shopify Loan	-110,090.86
2480 QuickBooks Loan	-15,448.82
2 - McMinnville Inventory	
9705 Central Bill Account US Bank	-1,129.84
9721 Central Bill Account US Bank:US Bank CC	-1,259.00
Chase- Jim Dixon	28,922.57
Events Inventory	-396
Jim Dixon CC Loans:Jim Dixon CC Loans - B of A	-51.36

Jim Dixon CC Loans:Jim Dixon CC Loans - Capital One 2464	-2,656.32
Jim Dixon CC Loans:Jim Dixon CC Loans - Citi	979.33
Jim Dixon CC Loans:Jim Dixon CC Loans - Discover	3,136.74
Noah Cable Personal CC Loans:Noah Cable Personal - Amex LOC	5,188.38
Noah Cable Personal CC Loans:Noah Cable Personal CC Loan - Citi LOC 6645	17,961.20
Noah Cable Personal CC Loans:Noah Cable Personal CC Loans - Amex	-275.21
Noah Cable Personal CC Loans:Noah Cable Personal CC Loans - Chase CC 1 (1051)	-1,007.86
Noah Cable Personal CC Loans:Noah Cable Personal CC Loans - Citi AA Advantage (5457)	6,391.51
Noah Cable Personal CC Loans:Noah Cable Personal CC Loans- Citi Double Cash (8009)	-1,696.08
Noah Cable Personal CC Loans:Noah Cable Personal CC Loans - OOO US Bank CC (5460)	1,446.00
Noah Cable Personal CC Loans:Noah Cable Personal CC Loans - US Bank CC (6852)	6,059.00
Noah Cable Personal CC Loans:Noah Personal Personal CC Loan - Chase CC 2 (5044)	3,734.53
Onpoint LOC (deleted)	27,865.14
Payroll Liabilities:Oregon Saves Retirement Fund	-1,106.30
Shopify Loan:Shopify Loan 12/12/24	76,790.00
Shopify Loan:Shopify Loan 5/21/24	63,367.37
Square Loan	76,585.98
Warehouse Inventory	
Wholesale Accounts	20,292.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	$356,841.65
Net cash provided by operating activities	($31,932.63)
INVESTING ACTIVITIES	
1610 Fixed Asset - Couch Store:Furniture and Equipment	21,140.22
Fixed Asset - Couch Store	10,279.47
Fixed Asset - Couch Store:Fixed Asset Other Tools Equipment	3,404.72
Fixed Asset - Division	-43,837.07
Fixed Asset - Division:Division Leasehold Improvements	-46,705.11
Fixed Asset - Website	8,000.00
Net cash provided by investing activities	($47,717.77)
FINANCING ACTIVITIES	
2440 JIM & JUDITH-Loan	10,255.00
2450 Rob Millis-Convertible	-9,278.11
2460 Lauretta Jean's Loan	27,000.00
2500 Cafeteria Group LLC	-10,267.23
2510 Dennis Wald	19,691.20

2520 Noah Cable Loans (Main)	-1,450.56
2530 John Cable Loan	45,988.70
3020 CY Owners Draw	-38
3090 Opening Balance Equity	-25,775.68
Net cash provided by financing activities	$56,125.32
NET CASH INCREASE FOR PERIOD	($23,525.08)
Cash at beginning of period	$42,365.30
CASH AT END OF PERIOD	$18,840.22
Accrual Basis Thursday, June 26, 2025 09:46 PM GMTZ	